UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

INTERMUNE, INC.

(Name of Subject Company)

ROCHE HOLDINGS, INC.

KLEE ACQUISITION CORPORATION

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45884X103

(Cusip Number of Class of Securities)

Frederick C. Kentz III

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,978,449,707.09	$1,156,424.32

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by InterMune, Inc. (“InterMune”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (I) the product of (A) 108,313,171 outstanding shares (“Shares”) of common stock of InterMune, of which 348,513 were restricted shares and (B) $74.00 (the “Offer Price”); (II) the product of (A) 4,711,825 outstanding options to purchase Shares having an exercise price less than the Offer Price and (B) the Offer Price; (III) the product of (A) outstanding restricted stock units in respect of 1,409,478 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer Price; (IV) the product of (A) 13,585 Shares subject to outstanding rights under the Amended and Restated 2000 Employee Stock Purchase Plan (the “InterMune ESPP”) (assuming that the closing price per Share as reported on the NASDAQ Global Select Market on the last day of the offering period in effect under the InterMune ESPP on September 30, 2014 was equal to the Offer Price) and (B) the Offer Price; and (V) the product of (A) 6,882,342 Shares issuable upon the conversion of all of InterMune’s outstanding convertible notes and (B) the Offer Price.

The foregoing figures have been provided by InterMune to the offerors and are as of August 19, 2014, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00012880.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Klee Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of InterMune, Inc., a Delaware corporation, at $74.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of August 29, 2014.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on August 29, 2014.

(a)(5)(i)	Joint Media Release issued by Roche and InterMune on August 24, 2014 (incorporated by reference to Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ii)	Key Messages and Q&A dated August 24, 2014 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(iii)	Letter sent to Roche employees dated August 24, 2014 (incorporated by reference to Exhibit 99.3 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(iv)	Letter sent to InterMune employees dated August 24, 2014 (incorporated by reference to Exhibit 99.4 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(v)	Email sent to Genetech employees from Ian Clark, Head North America, CEO of Genetech, dated August 24, 2014 (incorporated by reference to Exhibit 99.5 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

Exhibit No.	Description

(a)(5)(vi)	Email sent to Roche European Union employees from Jennifer Cooke, Head of Pharma Region Europe, dated August 24, 2014 (incorporated by reference to Exhibit 99.6 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(vii)	Presentation used for investor relations conference call dated August 25, 2014 (incorporated by reference to Exhibit 99.1 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(viii)	Presentation used for InterMune E.U. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.2 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ix)	Presentation used for InterMune U.S. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.3 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(x)	Email sent by Ian Clark, Head North America, CEO of Genetech, to InterMune U.S. commercial employees dated August 25, 2014 (incorporated by reference to Exhibit 99.4 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(xi)	InterMune, Inc. Current Report on Form 8-K dated August 22, 2014 (incorporated by reference to the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(a)(5)(xii)*	Plaintiff’s original complaint filed by Kimberly Walters, individually and on behalf of all others similarly situated, on August 20, 2014, in the Superior Court of California, San Mateo County, CIV 530186.

(a)(5)(xiii)*	Press Release issued by Roche Holdings, Inc. dated August 29, 2014.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 22, 2014, among InterMune, Inc., Roche Holdings, Inc. and Klee Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(d)(2)*	Confidentiality Agreement, dated as of August 5, 2014, between Roche Holdings, Inc. and InterMune, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2014

KLEE ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel